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                                                                   EXHIBIT 99.1

                         VISTA SELLS TARTAN LAKE ASSETS

Denver, Colorado, May 4, 1998, Vista Gold Corp. is pleased to announce that it has signed an agreement with Claude Resources Inc. to sell the subsidiary that owns the Tartan Lake gold mine assets near Flin Flon, Manitoba, for US$1.8 million. As part of the agreement, Claude will be assuming the responsibility for reclamation on the property currently estimated to be Cdn$1 million. The assets sold include a 440-ton-per-day mill, mining equipment, underground mine, tailings pond, and 6,675 acres of mineral and land leases in the area.

The purchase price is payable in approximately 1.0 million shares of Claude Resources common stock and the transaction is expected to close on May 7. The Claude Resources shares will be subject to a 90-day resale restriction.

Zamora Gold Corp., 49% owned and managed by Vista Gold Corp., announced on April 30, 1998, that a letter agreement with Compania Minera Gribipe S.A. ("Gribipe") was signed on April 24, 1998 concerning the purchase of various property interests owned by Gribipe.

In this transaction, which is subject to regulatory and shareholder approval in compliance with Ontario Securities Commission Policy 5.2, due diligence and final documentation, Zamora Gold will be purchasing:

     1. Gribipe's 48.33% interest in Mina Real and Mina Real 1 concessions, in which the Company already holds a 50% interest, for 17.0 million common shares of Zamora Gold at CDN$0.20 per share and 1,721,520 common share purchase warrants exercisable at CDN$0.20 per warrant, thereby consolidating ownership of the Mina Real concessions. Work done by the Zamora Gold has shown that the Mina Real concessions host several significant porphyry copper targets, and because of the expensive nature of exploration and development of these targets, future work will require significant investments probably from a major company; and

     2. Gribipe's 75% interest in the Nambija 1 concession for 22.5 million common shares at CDN$0.20 per share and 2,278,480 common share purchase warrants exercisable at CDN$0.20 per warrant. This major concession, which is adjacent to Mina Real and the "Nambija Condominios," represents a significant target for high-grade gold exploration. The recently optioned Campanillas mill will, if the option is exercised, be available to treat the gold ores that are located on the Nambija 1 concession and also ores that are located on the Campanillas concession held by Zamora Gold.

The transaction is conditional on Gribipe and Vista Gold entering into a shareholders agreement and the issuance to Vista Gold of 6.5 million shares of Zamora Gold as consideration from the settlement of debts in the amount of CDN$1.3 million owing by Zamora Gold to Vista Gold.

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After completing the private placements to Gribipe and Vista, Gribipe will own
57.6% and Vista will own 25.5% of the outstanding common shares of Zamora Gold. The warrants will provide Gribipe with a mechanism to fund further exploration and development of the major properties now under Zamora Gold's control. If the warrants are exercised, Gribipe will hold 59.9% and Vista will hold 24.1% of the outstanding common shares of Zamora Gold.

Zamora Gold has called its annual general meeting for May 29, 1998. The record date for the meeting was April 24, 1998. An information circular for the meeting will be mailed to the shareholders shortly.

After the acquisition, the major properties of Zamora Gold will include the Mina Real, the Nambija 1 and the Campanillas concessions. In addition, Zamora Gold will either directly or through purchase option agreements control other properties in the Nambija area. Its strategy will be to proceed with the purchase of the Campanillas mill and put it into production, processing gold ores located on the three major properties. Cash flow from the operations will be used to fund additional exploration and, at the same time, joint venture opportunities will be pursued for the porphyry copper development on the Mina Real properties.

Vista Gold Corp. is an international gold mining, development and exploration company based in Denver, Colorado. Its holdings include the Hycroft mine in Nevada, development projects in Bolivia and Venezuela, and exploration projects in North and South America.

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The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 20-F as amended.

For further information please contact Michael B. Richings, President and CEO of Vista Gold Corp. at (303) 629-2450.